UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32997
CUSIP NUMBER 55973B102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Magnum Hunter Resources Corporation
Full Name of Registrant

Former Name if Applicable

777 Post Oak Boulevard, Suite 650
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings with the Securities and Exchange Commission (the "SEC"), in October and November 2012, Magnum Hunter Resources Corporation (the "Company") identified material weaknesses in its internal controls over financial reporting in connection with its (i) lack of sufficient qualified personnel to design and manage an effective control environment, (ii) period-end financial reporting process and (iii) share-based compensation.  The Company devoted substantial time and effort to correcting the previously-filed financial statements and information that were impacted by these material weaknesses.  Further, the Company implemented, and continues to implement, measures that it believes will effectively address these weaknesses in the future.  The implementation of these measures has entailed the substantial efforts of accounting staff and the use of external resources.  Additionally, the Company has devoted significant resources to preparing financial statements and information relating to the Company and its subsidiaries for inclusion in the exchange offer for Senior Notes contemplated by the Company's Registration Statement on Form S-4, which was declared effective by the SEC on February 7, 2013.

The change in the Company’s independent auditors, which occurred in July 2012, has resulted in a normal transition between accounting firms that has required the Company to devote more resources to this transition. Therefore, additional internal controls and significant review of certain financial matters were required by the new auditors.

The diversion of these resources has caused the Company to be unable to compile all information necessary to prepare and file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed period (on or before March 1, 2013) without unreasonable effort or expense.  The Company anticipates that it will file its Annual Report on Form 10-K no later than March 18, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald D. Ormand	832	369-6986
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates changes in the results of operations due primarily to the significant growth experienced by the Company, including its revenues, oil and gas reserves and total leasehold, since the corresponding period for the year ended December 31, 2011.  For the reasons set forth in Part III above, a reasonable estimate of results of operations for the year ended December 31, 2012 cannot currently be made due to pending finalization of the year-end audit.

Magnum Hunter Resources Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 28, 2013	By	/s/ Ronald D. Ormand
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).